SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM and LAN announce new synergy estimate for LATAM Airlines Group

São Paulo, January 12, 2012 - TAM S.A. (“TAM”) and LAN Airlines S.A. (“LAN”) today announced a revised estimate of the synergies expected to be achieved through the merger of the two airlines to create LATAM Airlines Group S.A. (“LATAM Group”). LAN and TAM estimate that the combined synergies arising from the proposed combination could increase LATAM Group’s annual operating income over time by between US$600 million and US$700 million, before depreciation and taxes, beginning four years after completion of the transaction. This represents a 50% to 75% increase over the initial synergy estimate of US$400 million per year, which the companies announced in August 2010.

The new estimate, which is based on work performed by the companies together with consultants McKinsey & Company and Bain & Company over the past ten weeks, reflects further revisions and updates of the expected combined cost savings and revenue generating opportunities arising from the proposed combination and includes best practice sharing benefits that have been identified in certain areas. Of the total expected annual pre-tax synergies, between US$170 million and US$200 million may be achieved within the first full year after completion of the transaction.

Approximately 40% of the total potential synergies will be generated from increased revenues from the passenger business, 20% will be generated from increased revenues from the cargo business and the remaining 40% of the potential synergies will be generated by cost savings. Beginning four years after the completion of the proposed combination, the breakdown of expected annual pre-tax synergies is estimated to be as follows:

•           between US$225 million and US$260 million is expected to derive from increased revenues resulting from the combination of LAN’s and TAM’s passenger networks and the addition of new flights;

•           between US$120 million and US$125 million is expected to derive from increased revenues attributable to new services and best practice sharing in the cargo business;

•           between $15 million and US$25 million is expected to derive from the consolidation of, and best practice sharing in, the frequent flyer programs of both companies;

•           between US$100 million and US$135 million is expected to derive from cost savings relating to the coordination of airport and procurement activities which should allow LATAM Group to leverage economies of scope and scale;

•           between US$20 million and US$25 million is expected to derive from cost savings resulting from the coordination and improved efficiency of maintenance operations which should allow LATAM Group to leverage economies of scale; and

•           between US$120 million and US$130 million is expected to derive from cost savings resulting from the convergence of LAN’s and TAM’s information technology systems, the increased efficiency of combined sales and distribution processes, and the increased efficiency in corporate overhead costs.

The estimated revenues and cost savings expected to result from the synergies and best practice sharing described above do not include any implementation costs. LAN and TAM expect that the one-time merger costs, including banking, consulting and legal advisory fees, to be incurred during 2012 and the investments required over the term of the synergy capture period to achieve the above-mentioned synergies will be between US$170 million and US$200 million in the aggregate. A portion of these costs may be offset byFinally, LAN and TAM expect reduced investments from avoided engine and spare part purchases of approximately US$150 million, which are expected to occur over the synergy capture period.

Below please find a further breakdown of the total expected annual pre-tax synergies:

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Linhas Aéreas and Director of Investor Relations for TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Phone: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 43 destinations in Brazil and 19 in Latin America,United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 40.2% in November; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 88.5% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (156 aircraft), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 18 million tickets via point redemption and is part of the Multiplus network, currently with 8.9 million associates. Member of Star Alliance -- the biggest airline alliance in the world since May 2010, we integrate a network that encompasses 1,290 destinations in 189 countries.

About  LAN

LAN Airlines is one of the leading passenger and cargo airlines in Latin America.  The company and its affiliates serve over 100 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 70additional international destinations through its various code share agreements.  LAN Airlines and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean, Ecuadorian and Colombian domestic markets.

Currently, LAN Airlines and its affiliates operate 134 passenger aircraft while LAN Cargo and its respective affiliates have a fleet of 14 dedicated freighters. The Company has one of the youngest fleets in the world which has meant greater efficiency and a significant reduction in CO2 emissions, reflecting its strong commitment to the protection of the environment.

LAN is one of the few Investment Grade airlines in the world (BBB).  The company’s world class quality standards enabled its membership in oneworld™, an alliance of leading global airlines of which LAN has been a member for 10 years.  For more information please visit www.lan.comor www.oneworldalliance.com

Forward-Looking Statements

This website contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them.  Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This press release relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination. This press release is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.  All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.